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                                                                      Exhibit 18
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February 5, 1996



First Union Real Estate Investments
55 Public Square, Suite 1900
Cleveland, Ohio 44113

RE:      Form 10-K Report for the Year Ended December 31, 1995

Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

As of January 1, 1995, First Union changed from capitalizing and amortizing internal leasing costs to expensing them in the year incurred. According to the management of First Union, this change was made to increase the focus on controlling costs associated with tenant leases and to eliminate detailed recordkeeping requirements.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that First Union's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,


Arthur Andersen LLP